Exhibit 99.2

TABLE OF CONTENTS

MANAGEMENT REPORT	2
1. MAIN EVENT IN THE FIRST HALF YEAR OF 2020	2
2. FINANCIAL HIGHLIGHTS	4
3. 2020 OUTLOOK	5
4. RISK FACTORS	5
5. FORWARD-LOOKING STATEMENTS	5
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION	7
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT AND LOSS AND OTHER COMPREHENSIVE INCOME	9
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS	10
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY	11
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	12

MANAGEMENT REPORT

1. MAIN EVENT IN THE FIRST HALF YEAR OF 2020

FIRST QUARTER OF 2020

We refer to our Q1 2020 press release.

SECOND QUARTER OF 2020 AND RECENT BUSINESS UPDATE

argenx continues to execute on its “argenx 2021” vision to become a fully integrated, global immunology company. The company continues to implement measures across the organization and in the operations of globally run clinical trials to minimize the impact of COVID-19 on employees, patients and their communities, physicians and ongoing business priorities.

Commercial preparations underway to support potential approval and launch of argenx’s first-in-class FcRn antagonist, efgartigimod, in first indication, generalized myasthenia gravis (gMG).

-	Biologics License Application (BLA) on track to be filed with the U.S. Food and Drug Administration (FDA) by the end of 2020 with an expected U.S. commercial launch in 2021

-	Japanese Marketing Authorization Application (J-MAA) expected to be filed with the Pharmaceuticals and Medical Devices Agency (PMDA) in the first half of 2021 with an expected efgartigimod launch in gMG in Japan following the U.S. commercial launch

-	Commercial infrastructure readiness activities, including with global supply chain, are on track for launch timeline in the U.S. and Japan

In May, argenx reported positive topline data from the Phase 3 ADAPT trial showing efgartigimod was well-tolerated and able to drive responses that support plans to offer individualized dosing to gMG patients.

-	ADAPT met its primary endpoint showing 67.7% of acetylcholine receptor-antibody positive (AChR-Ab+) gMG patients were responders on the Myasthenia Gravis Activities of Daily Living (MG-ADL) score compared with 29.7% on placebo (p<0.0001)

-	63.1% of AChR-Ab+ gMG patients responded to efgartigimod compared with 14.1% on placebo on the Quantitative Myasthenia Gravis (QMG) score (p<0.0001)

-	40.0% of efgartigimod-treated AChR-Ab+ patients achieved minimal symptom expression defined as MG-ADL scores of 0 (symptom free) or 1, compared to 11.1% treated with placebo

-	In AChR-Ab+ patients who met the primary endpoint, the majority showed a sustained response, including 88.6% who achieved a response for at least six weeks, 56.8% for at least eight weeks and 34.1% for at least 12 weeks

-	Safety profile of efgartigimod was comparable to placebo

-	Detailed data set to be presented at American Association of Neuromuscular & Electrodiagnostic Medicine (AANEM) Annual Meeting in October

-	argenx plans to meet with FDA in fourth quarter of 2020 to discuss bridging strategy for subcutaneous (SC) efgartigimod

Positive ADAPT data support continued progress of efgartigimod in additional severe autoimmune indications within key commercial franchises.

-	Primary immune thrombocytopenia (ITP) registrational program, includes ongoing ADVANCE trial evaluating 10mg/kg IV efgartigimod in up to 156 patients

o	Enrollment delays in the program have been observed due to COVID-19

o	Discussions ongoing with FDA on how to bring forward subcutaneous (SC) components of program to meet COVID-19 enrollment challenges

-	Chronic inflammatory demyelinating polyneuropathy (CIDP) Phase 2 ADHERE trial ongoing evaluating SC efgartigimod

o	Due to COVID-19 enrollment delays, potential decision to expand trial up to 130 patients now expected in 2021

-	Pemphigus vulgaris (PV) registrational trial to start in second half of 2020 following proof-of-concept data from adaptive Phase 2 trial that showed fast onset of disease control and deep responses with potential for steroid sparing

-	Fifth indication to be announced by end of 2020

Cusatuzumab development strategy aligned with evolving treatment landscape and anticipated global adoption of venetoclax in acute myeloid leukemia (AML) clinical practice.

-	Development plan, in collaboration with Cilag GmbH International, an affiliate of the Janssen Pharmaceutical Companies of Johnson & Johnson, to now focus on cusatuzumab in combination with venetoclax, including in the Phase 1b ELEVATE combination trial of cusatuzumab with venetoclax and azacitidine in newly diagnosed, elderly patients with AML who are ineligible for intensive chemotherapy

o	Trial enrolling again after pause due to COVID-19

-	Maturing data from Phase 2 CULMINATE trial of cusatuzumab in combination with azacitidine in newly diagnosed, elderly patients with AML who are ineligible for intensive chemotherapy show that complete response rates are not likely to exceed those from the VIALE-A trial of venetoclax in combination with azacitidine presented at the European Hematology Association (EHA) Annual Congress in June 2020

o	Based on enrollment to date, dose selected to be 20mg/kg

o	CULMINATE trial will continue to evaluate responses and durability for existing patients but will not enroll new patients

o	Topline data to be reported in early 2021

o	Registration strategy to be determined following evaluation of maturing data across cusatuzumab program and AML treatment landscape

-	Phase 1 trial of cusatuzumab in combination with azacitidine trial in Japan evaluating newly diagnosed, elderly AML patients who are ineligible for intensive chemotherapy remains ongoing

-	Phase 2 BEACON trial of cusatuzumab in combination with azacitidine versus azacitidine alone in higher-risk patients with myelodysplastic syndromes (MDS) who are ineligible for intensive chemotherapy remains paused for enrollment

-	Part 1 dose escalation of Phase 1 study of cusatuzumab in combination with azacitidine in newly diagnosed, elderly patients with AML ineligible for intensive chemotherapy, published in Nature Medicine argenx continues to advance its early-stage pipeline of first-in-class antibodies against immunologic targets.

-	ARGX-117 targeting complement C2 to be evaluated in Phase 1 healthy volunteer trial starting in third quarter of 2020

o	Following analysis of Phase 1 data, argenx plans to launch Phase 2 proof-of-concept trials in severe autoimmune diseases, including multifocal motor neuropathy (MMN)

o	Single-center Phase 1 trial remains open for enrollment to evaluate ARGX-117 as a potential treatment for acute respiratory distress syndrome (ARDS), a frequent and serious complication associated with COVID-19

-	ARGX-118 targeting Galectin-10 is undergoing lead optimization work as a potential treatment for airway inflammation

-	ARGX-119 on track to be announced in 2020

Partnered antibody candidates that emerged from argenx’s Immunology Innovation Program continue to have the potential to bring non-dilutive capital in the form of milestone payments and future royalties

-	AbbVie’s ongoing Phase 1 trial of ABBV-151 (formerly ARGX-115) in solid tumors remains open for enrollment

-	LEO Pharma to reopen sites for enrollment in ongoing Phase 1 trial of LP0145 (formerly ARGX-112) for the treatment of atopic dermatitis

-	Dosing initiated in first-in-human clinical trial of STT-5058 (formerly ARGX-116) targeting apoC3 for the potential treatment of dyslipidemia

2. FINANCIAL HIGHLIGHTS

Total operating income decreased by €20.2 million for the six months ended June 30, 2020 to €31.1 million, compared to €51.3 million for the six months ended June 30, 2019. This decrease is primarily related to the milestone payments following the first-in-human clinical trial with ABBV-151 under the AbbVie collaboration which was achieved in the first six months of 2019, partly offset by (i) the revenue recognition of the transaction price related to the Janssen collaboration and (ii) the increase in other income mainly driven by higher payroll tax rebates for employing certain research and development personnel.

We realized a net loss of €205.6 million and an operating loss of €201.4 million for the six months ended June 30, 2020, compared to a net loss of €45.1 million and operating loss of €54.5 million for the six months ended June 30, 2019.

Our research and development expenses in the first six months of 2020 amounted to €171.7 million, compared to €78.3 million for the first six months of 2019. The increase resulted primarily from higher external research and development expenses, primarily related to our efgartigimod program in various indications, our Cusatuzumab program and other clinical and pre-clinical programs. Furthermore, the personnel expenses increased due to the increased headcount, as planned.

Our selling, general and administrative expenses totaled €61.6 million in the first six months of 2020, compared to €27.5 million for the first six months of 2019. This increase primarily resulted from higher personnel expenses and consulting fees related to the preparation of a possible future commercialization of argenx’s lead product candidate efgartigimod.

For the six months ended June 30, 2020, financial expenses, which is the net of primarily interest received and changes in fair value of current financial assets, amounted to €2.2 million compared to a financial income of €7.2 million for the six months ended. Financial expenses correspond mainly to a decrease in net asset value on the current financial assets following the impact of the COVID-19 outbreak on the financial markets.

Exchange gains totaled €0.2 million for the six months ended June 30, 2020, compared to €2.5 million for the six months ended June 30, 2019 and were mainly attributable to unrealized exchange rate gains on cash, cash equivalents and current financial assets.

Cash and cash equivalents and current financial assets

On June 30, 2020, cash and cash equivalents and current financial assets totaled €1,932.8 million, compared to €1,335.8 million on December 31, 2019. The increase in cash and cash equivalents and current financial assets resulted primarily from the closing of a global offering, including a U.S. offering and a European private placement, which resulted in the receipt of €778.1 million in gross proceeds, decreased by €47.4 million of underwriter discounts and commissions, and offering expenses, of which €47.1 million has been deducted from equity, and net cash flows used in operating activities of €136.0 million.

3.       2020 OUTLOOK

Based on the current objectives of the Company’s business plan, argenx expects that its existing cash, cash equivalents and investments will fund planned operating and capital expense requirements associated with the potential commercial launch of efgartigimod, continued research and development of its robust pipeline as well as early stage discovery activities. With the planned launch of its first product, the build-out of a commercial organization and the expansion of the Company’s ambition level within its own growing business plan, argenx expects operating and capital expense requirements to continue to increase year-over-year.

4.       RISK FACTORS

We refer to the description of risk factors in the 2019 annual report, pp. 6-37 as supplemented by the description of risk factors in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, pp. 2-62. In summary, the principal risks and uncertainties faced by us relate to: our financial position and need for additional capital, development and clinical testing of our product candidates, commercialization of our product candidates, our business and industry, our dependence on third parties intellectual property, our organization and operations, and the ADSs.

We also refer to the description of our financial risk management given in the 2019 annual report, pp. 248-251, which remains valid.

5.       FORWARD-LOOKING STATEMENTS

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should” and include statements argenx makes concerning its 2020 business and financial outlook and related plans; the therapeutic potential of its product candidates; the intended results of its strategy and argenx’s, and its collaboration partners’, advancement of, and anticipated clinical development, data readouts and regulatory milestones and plans, including the timing of planned clinical trials and expected data readouts; the design of future clinical trials and the timing of regulatory filings and regulatory approvals. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including argenx’s expectations regarding its the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law..

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

ARGENX SE

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

		As of
		June 30,	December 31,
(in thousands of €)	Note	2020	2019
ASSETS
Current assets
Cash and cash equivalents	5	€1,201,443	€331,282
Research and development incentive receivables — current		377	261
Financial assets — current	6	731,355	1,004,539
Prepaid expenses		10,864	9,022
Inventories	7	4,977
Trade and other receivables		8,561	28,115
Total current assets		€1,957,577	€1,373,219

Non-current assets
Restricted cash — non-current		632	630
Research and development incentive receivables — non-current		11,050	8,566
Financial assets — non-current	14	3,444	2,596
Property, plant and equipment		8,801	8,167
Intangible assets		40,945	40,161
Total non-current assets		€64,872	€60,120

TOTAL ASSETS		€2,022,449	€1,433,339

		As of
		June 30,	December 31,
(in thousands of €)	Note	2020	2019
EQUITY AND LIABILITIES
Equity	8
Equity attributable to owners of the parent
Share capital		€4,711	€4,276
Share premium		2,043,653	1,308,539
Accumulated losses		(538,205)	(332,568)
Other reserves		106,295	70,499
Total equity		€1,616,454	€1,050,746

Deferred tax liabilities		871	—

Non-current liabilities
Provisions for employee benefits		64	64
Non-current lease liabilities		4,669	4,540
Deferred revenue — non-current		202,560	218,032
Total non-current liabilities		207,293	222,636

Current liabilities
Current lease liabilities		2,256	1,974
Trade and other payables		127,850	85,301
Tax liabilities		431	344
Deferred revenue — current		67,294	72,338
Total current liabilities		197,831	159,957

Total liabilities		€405,995	€382,593

TOTAL EQUITY AND LIABILITIES		€2,022,449	€1,433,339

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

ARGENX SE

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT AND LOSS AND

OTHER COMPREHENSIVE INCOME

		Six Months Ended
		June 30,
(in thousands of € except for shares and EPS)	Note	2020	2019
Revenue	10	€22,388	€43,532
Other operating income		8,729	7,767
Total operating income		31,117	51,299

Research and development expenses	12	(171,718)	(78,304)
Selling, general and administrative expenses	13	(61,644)	(27,462)
Total operating expenses		(233,362)	(105,767)

Change in fair value on non-current financial assets	14	848	—

Operating loss		€(201,397)	€(54,467)
Financial income/(expense)		(2,178)	7,210
Exchange gains/(losses)		199	2,486

Loss before taxes		€(203,376)	€(44,771)
Income tax (expense)/benefit		€(2,261)	€(350)
Loss for the year and total comprehensive loss		€(205,637)	€(45,121)
Loss for the year and total comprehensive loss attributable to:
Owners of the parent		(205,637)	(45,121)
Weighted average number of shares outstanding		43,476,103	37,764,237
Basic and diluted loss per share (in €)		(4.73)	(1.19)

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

ARGENX SE

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Six Months Ended
		June 30,
(in thousands of €)	Note	2020	2019
Operating result		€(201,397)	€(54,467)
Adjustments for non-cash items
Amortization of intangible assets		55	12
Depreciation of property, plant and equipment		1,492	915
Expense recognized in respect of share-based payments	9	35,797	17,199
Fair value gains on financial assets at fair value through profit or loss	14	(848)	—
		€(164,901)	€(36,341)
Movements in current assets/liabilities
(Increase)/decrease in trade and other receivables		17,525	(179)
(Increase)/decrease in inventories	7	(4,977)	—
(Increase)/decrease in other current assets		(1,957)	(5,331)
Increase/(decrease) in trade and other payables		42,768	17,996
Increase/(decrease) in deferred revenue — current		(5,044)	38,657
Movements in non-current assets/liabilities
(Increase)/decrease in other non-current assets		(2,485)	(2,767)
Increase/(decrease) in deferred revenue — non-current		(15,472)	217,143

Cash flows (used in) / from operating activities		(134,542)	229,178
Interest paid		(142)	(47)
Income taxes paid		(1,303)	(794)

Net cash flows (used in) / from operating activities		€(135,987)	€228,337
Purchase of intangible assets		(839)	(35,429)
Purchase of property, plant and equipment		(672)	(678)
(Increase)/decrease in financial assets — current	6	271,658	(488,534)
Interest received		4,775	1,384

Net cash flows (used in) / from investing activities		€274,922	€(523,257)

Principal elements of lease payments		(1,056)	(536)
Proceeds from issue of new shares, gross amount	8	731,546	176,725
Issue costs paid	8	(551)	—
Exchange gain from currency conversion on proceeds from issue of new shares		62	—
Proceeds from exercise of stock options	8	4,554	3,144

Net cash flows from/used in (-) financing activities		€734,554	€179,333

Increase/decrease (-) in cash and cash equivalents		€873,489	€(115,587)

Cash and cash equivalents at the beginning of the period		€331,282	€281,040
Exchange gains/(losses) on cash & cash equivalents		€(3,327)	€2,340
Cash and cash equivalents at the end of the period		€1,201,443	€167,793

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

ARGENX SE

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Attributable to Owners of the Parent
							Total
							Equity
							Attributable
							to Owners
	Share		Share		Accumulated	Other	of the	Total
(in thousands of €)	Capital		Premium		Losses	Reserves	Parent	Equity
Balance year ended December 31, 2018		€3,597		€673,454	€(169,603)	€30,947	€538,395	€538,395

Total comprehensive loss of the period	€		€		€(45,121)	€	€(45,121)	€(45,121)
Share-based payment						17,199	17,199	17,199
Issue of new shares		177		176,548			176,725	176,725

Accounting treatment of the share subscription agreement				(24,948)			(24,948)	(24,948)
Exercise of stock options		36		3,108			3,144	3,144
Balance period ended June 30, 2019		€3,810		€828,162	€(214,724)	€48,146	€665,394	€665,394

Balance year ended December 31, 2019		€4,276		€1,308,539	€(332,568)	€70,499	€1,050,746	€1,050,746

Total comprehensive loss of the period					(205,637)		(205,637)	(205,637)
Share-based payment	€		€		€	€35,796	€35,796	€35,796
Issue of new shares		421		731,125			731,546	731,546
Share issue costs				(551)			(551)	(551)
Exercise of stock options		14		4,540			4,554	4,554

Balance period ended June 30, 2020		€4,711		€2,043,653	€(538,205)	€106,295	€1,616,454	€1,616,454

Please refer to note 8 for more information on the share capital and movement in number of shares and note 9 for more information on the share-based payments.

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

ARGENX SE

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.     General information about the company

argenx SE is a Dutch European public company with limited liability incorporated under the laws of the Netherlands. The company (COC 24435214) has its official seat in Rotterdam, the Netherlands, and its registered office is at Willemstraat 5, 4811 AH, Breda, the Netherlands.

argenx SE is a publicly traded company with ordinary shares listed on Euronext Brussels under the symbol “ARGX” since July 2014 and with American Depositary Shares listed on Nasdaq under the symbol “ARGX” since May 2017.

2.     Impacts of COVID-19 on our business

The current unprecedented challenges as a result of the COVID-19 outbreak have impacted how we operate. We have been taking, and continue to take, the necessary steps in terms of safety, risk mitigation, and financial measures to best manage through these challenging times. We have currently experienced limited impact on our financial performance and financial position, although we continue to face additional risks and challenges associated with the impact of the outbreak.

See our Interim management report and Universal Registration Statement filed with the AFM for a more detailed discussion about the impact of the COVID-19 outbreak on argenx during the six months ended June 30, 2020.

3.     Basis of preparation

The unaudited condensed consolidated interim financial statements for the six months ended June 30, 2020 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the IASB and adopted by the European Union. The unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2019.

All amounts herein are presented in thousands of €, unless otherwise indicated, rounded to the nearest € ‘000.

The unaudited condensed consolidated financial statements have been approved for issue by the Company’s Board of Directors (the Board) on July 29, 2020.

4.     Significant accounting policies

There were no significant changes in accounting policies, critical accounting judgements and key sources of estimation uncertainty applied by us in these unaudited condensed interim financial statements compared to those used in the annual consolidated financial statements as of December 31, 2019, except for

•	those critical accounting judgements included in the annual consolidated financial statements as of December 31, 2019, related to the revenue recognition of the global collaboration and license agreement entered into with Cilag GmbH International, an affiliate of Janssen, as no critical accounting judgements with respect to this global collaboration and license agreement are applied in current year.
•	the application of the inventories’ accounting policy previously not yet disclosed.

Inventory

Inventories are stated at cost or net realisable value, whichever is lower. Cost is determined using the first-in, first-out method. Cost comprises of costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

If the expected sales price less completion costs to execute sales (net realizable value) is lower than the carrying amount, a write-down is recognised for the amount by which the carrying amount exceeds its net realisable value.

Included in inventory are products which could, besides commercial activities, be used in preclinical and clinical programs as well as in non-reimbursed Early Access Programs. These products are charged to research & development expenses or selling, general and administrative expenses, respectively, when dedicated to this channel.

We capitalize inventory costs associated with products prior to the regulatory approval of these products, or for inventory produced in new production facilities, when it is highly probable that the pre-approval inventories will be saleable. The determination to capitalized is based on the particular facts and circumstances relating to the expect regulatory approval of the product or production facility being considered. The assessment of whether or not the product is considered highly probable to be saleable is made on a quarterly basis and includes, but is not limited to, how far a particular product or facility has progressed along the approval process, any known safety or efficacy concern, potential labelling restrictions and other impediments.

Previously capitalized costs related to pre-launch inventories could be required to be written down upon a change in such judgement or due to a denial or delay of approval by regulatory bodies, a delay in commercialization or other potential factors, which will be recorded to research and development expenses.

5.     Cash and Cash Equivalents

	Six Months Ended	Year Ended
	June 30,	December 31,
(in thousands of €)	2020	2019
Cash equivalents	€1,146,936	€252,550
Cash and bank balances	54,507	78,732
	€1,201,443	€331,282

On June 30, 2020, cash and cash equivalents amounted to €1,201.4 million, compared to €331.3 million on December 31, 2019 and included cash equivalents and cash and bank balances held in different financial institutions. Cash and bank balances were mainly composed of saving accounts and current accounts. Cash equivalents comprised of term accounts with an original maturity of 3 months or less and money market funds that are readily convertible to cash and are subject to an insignificant risk of changes in value.

Please also refer to note 14 for more information on the financial instruments.

6.     Current financial assets

On June 30, 2020, the current financial assets amounted to €731.4 million, compared to €1,004.5 million on December 31, 2019. These current financial assets relate to term accounts with an original maturity longer than 3 months and money market funds which do not qualify as cash equivalents.

Please also refer to note 14 for more information on the financial instruments.

7.    Inventories

	Six Months Ended	Year Ended
	June 30,	December 31,
(in thousands of €)	2020	2019
Raw materials and consumables	€4,977	€—
Inventories in process	—	—
Finished Goods	—	—
	€4,977	€—

On June 30, 2020, inventories amounted to €5.0 million and related to pre-launch efgartigimod-inventory, capitalized subsequent to the announcement of the topline data from the pivotal Adapt trial of efgartigimod. As of June 30, 2020, no inventory write-downs were recorded.

8.     Shareholders’ capital

On June 30, 2020, argenx SE’s share capital was represented by 47.108.499 shares. All shares were issued, fully paid up and of the same class. The table below summarizes our capital increases, as a result of the global offering and the exercise of stock options under the argenx Employee Stock Option Plan, for the period ended June 30, 2020.

Number of shares outstanding on December 31, 2019	42,761,528
Exercise of options	139,679
Global public offering on Euronext and Nasdaq on May 28, 2020	3,658,515
Over-allotment option exercised by underwriters on May 29, 2020	548,777
Number of shares outstanding on June 30, 2020	47,108,499

On May 12, 2020, at the annual general meeting, the shareholders of the Company approved the authorization to the Board to issue:

•         A maximum of 10% of the then-outstanding share capital for a period of 18 months

•         A maximum of 10% of the then-outstanding share capital for a period till December 31, 2020

On May 28, 2020, argenx SE offered 3,658,515 of its ordinary shares through a global offering which consisted of (i)    a public offering of 2,584,138 ADSs in the U.S. and certain other countries outside the European Economic Area (EEA) at a price of $205.00 per ADS, before underwriting discounts and commissions and offering expenses; and (ii)  a concurrent private placement of 1.074.377 ordinary shares in the European Economic Area at a price of €186.52 per share, before underwriting discounts and commissions and offering expenses. On May 29, 2020, the underwriters of the offering exercised their over-allotment option to purchase 548,777 additional ADSs in full. As a result, argenx SE received €778.1 million in gross proceeds from this offering, decreased by €47.4 million of underwriter discounts and commissions, and offering expenses, of which €47.1 million has been deducted from equity. The total net cash proceeds from the offering amounted to €730.7 million.

9.     Share-based payments

On April 14 and June 25, 2020, the Company granted a total of 692,790 stock options to certain of its employees, Board members and consultants. Below is an overview of the parameters used in relation to the new grant during 2020:

Stock options granted in		April 2020		June 2020 (1)
Number of options granted		142,700		550,090
Average fair value of options (in EUR)		€62,31 - 120,63		€87,96 - 90,74
Share price (in EUR)		€126,50 - 205,60		€203.8
Exercise price (in EUR)		€119.53		€196.15
Expected volatility	%	44,44 - 64,77	%	45,09 - 45,34
Average expected option life (in years)		4 - 6,68		6,15 - 6,68
Risk-free interest rate	%	(0,32) - (0,18)	%	(0,31) - (0,29)
Expected dividends		—		—

(1) The beneficiary can choose between a contractual term of five or ten years. This estimate will be reassessed once the acceptance period of 60 days has passed and the beneficiaries will have made a choice between a contractual term of five or ten years. The total fair value of these grant would range from €39.6 million to €49.0 million.

The total share-based payment expense recognized in the unaudited condensed consolidated statement of profit and loss and other comprehensive income totaled €35.8 million for the six months ended June 30, 2020 compared to €17.2 million for the six months ended June 30, 2019.

10.  Revenue & other operating income

For the six months ended June 30, 2020, the majority of the revenue was generated under the collaboration agreements signed with AbbVie and Janssen. These agreements comprise elements of upfront payments, milestone payments based on development criteria and research and development service fees.

	Six Months Ended
	June 30,
(in thousands of €)	2020	2019
Upfront payments	€18,680	€8,615
Janssen	18,383	6,625
AbbVie	264	472
Agomab	—	1,498
Other	33	20
Milestone payments	1,833	26,135
Janssen	1,438	—
AbbVie	378	26,125
Other	17	10
Research and development service fees	1,875	8,782
Janssen	1,805	8,684
Other	70	98
Total revenue	€22,388	€43,532

11.   Segment reporting

The Company operates from the Netherlands, Belgium, the United States and Japan. Revenues are generated by external customers with their main registered office geographically located as shown in the table below. In prior periods this has been presented based on the geographical location of the contracting entity.

	Six Months Ended
	June 30,
(in thousands of €)	2020	2019
Denmark	€120	€128
Belgium	—	1,498
United States	22,268	41,906
Total	€22,388	€43,532

12.   Research and development expenses

	Six Months Ended
	June 30,
(in thousands of €)	2020	2019
Personnel expense	€34,043	€22,887
External research and development expenses	125,096	46,780
Materials and consumables	1,267	878
Depreciation and amortization	1,096	932
Other expenses	10,216	6,827
	€171,718	€78,304

13.   Selling, general and administrative expenses

	Six Months Ended
	June 30,
(in thousands of €)	2020	2019
Personnel expense	€36,549	€17,132
Consulting fees	18,998	6,795
Supervisory board	2,194	1,424
Other expense	3,903	2,111
	€61,644	€27,462

14.   Financial instruments and financial risk management

The Company carried the following assets at fair value on June 30, 2020 and December 31, 2019 respectively:

	At June 30, 2020
(in thousands of €)	Level 1		Level 2		Level 3
Non-current financial assets	€		€		€3,444
Cash Equivalents		1,201,443
Current financial assets		731,355
Assets carried at fair value		€1,932,798		€—	€3,444

	At December 31, 2019
(in thousands of €)	Level 1		Level 2		Level 3
Non-current financial assets	€		€		€2,596
Current financial assets		1,004,539
Assets carried at fair value		€1,004,539		€—	€2,596

In March 2019, the Company entered into a license agreement with AgomAb Therapeutics NV for the use of HGF-mimetic SIMPLE AntibodiesTM, developed under the Company’s Innovative Access Program. In exchange for granting this license, the Company received a profit share in AgomAb Therapeutics NV. The Company assessed the accounting treatment and concluded that the license agreement is in scope of IFRS 15 and that any revenue should be recognized at once at the effective date of the agreement. The profit share has been designated as a non-current financial asset held at fair value through profit or loss. Since AgomAb Therapeutics NV is a private company, the valuation of the profit share is based on level 3 assumptions.

In April 2020, AgomAb Therapeutics NV secured €3.3 million in Series A financing round by issuing 49,877 of Preferred A Shares. The Company used the post-money valuation of this Series A financing round and the number of outstanding shares in determining the fair value of the profit-sharing instrument, which results in a change in fair value of current financial assets of €0.8 million recorded through profit or loss.

15.   Contractual obligations and commitments

The Company’s manufacturing commitments with Lonza, its drug substance manufacturing contractor, relate to the ongoing execution of the biologic license application (BLA) services for efgartigimod and its manufacturing activities related to the potential future commercialisation. In December 2018, the Company signed its first commercial supply agreement with Lonza related to the reservation of commercial drug substance supply capacity for efgartigimod. In the aggregate, the Company has outstanding commitments for efgartigimod under the first commercial supply agreement of €70.6 million.

In addition, the Company also has contractual obligations with Lonza for ARGX-117 of €3.4 million.

16.  Contingent liabilities and assets

We refer to our 2019 annual report for a description of our contingent liabilities and assets.